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Exhibit 12(b)

BALTIMORE GAS AND ELECTRIC COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

	6 Months Ended	12 Months Ended
	June 2005	December 2004	December 2003	December 2002	December 2001	December 2000
	(In millions)
Income from Continuing Operations (Before Extraordinary Loss)	$103.7	$166.3	$163.2	$143.1	$97.3	$143.5
Taxes on Income	65.5	102.5	105.2	93.3	60.3	94.2

Adjusted Income	169.2	268.8	268.4	236.4	157.6	237.7
Fixed Charges:
Interest and Amortization of Debt Discount and Expense and Premium on all Indebtedness	47.5	97.3	112.8	142.1	158.8	186.8
Interest Factor in Rentals	0.2	0.5	0.7	0.5	0.7	0.9

Total Fixed Charges	47.7	97.8	113.5	142.6	159.5	187.7

Preferred and Preference
Dividend Requirements: (1)
Preferred and Preference Dividends	6.6	13.2	13.2	13.2	13.2	13.2
Income Tax Required	4.2	8.1	8.6	8.6	8.2	8.7

Total Preferred and Preference Dividend Requirements	10.8	21.3	21.8	21.8	21.4	21.9

Total Fixed Charges and Preferred and Preference Dividend Requirements	$58.5	$119.1	$135.3	$164.4	$180.9	$209.6

Earnings (2)	$216.9	$366.6	$381.9	$379.0	$317.1	$425.4

Ratio of Earnings to Fixed Charges	4.55	3.75	3.36	2.66	1.99	2.27
Ratio of Earnings to Combined Fixed Charges and Preferred and Preference Dividend Requirements	3.71	3.08	2.82	2.31	1.75	2.03
(1)
Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.

(2)
Earnings are deemed to consist of income from continuing operations (before extraordinary loss) that includes earnings of BGE's consolidated subsidiaries, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.

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  Exhibit 12(b)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS